

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2013

Via E-mail
Mr. James D. Bielenberg
Chief Financial Officer
Truett-Hurst, Inc.
5610 Dry Creek Road
Healdsburg, CA 95448

> **Re:** **Truett-Hurst, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 27, 2013**
> **File No. 333-187164**

Dear Mr. Bielenberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We understand that you intend to amend your registration statement to reflect that this offering will be on an all-or-none best efforts basis rather than a no minimum best efforts basis. For that reason, we have not commented on certain aspects of the disclosure relating to the underwriting structure or the auction process. Please understand that the change in underwriting structure disclosure may cause us to raise issues on areas not previously commented on.

Our Structure, page 5

2.   We note your response to comment 5 in our letter dated March 22, 2013. Please disclose in this section that information concerning estimated amounts of future payments under the tax receivable agreement can be found on page 90.

Reconfirmation of Bids, page 26

3.   Please revise the second bullet point to reflect that reconfirmation of bids will be required if there is a material change to the prospectus available at the time of the original offer, rather than when there is a material change in the prospectus that requires you to file an amended registration statement. Refer to Securities Act Sections Compliance and Disclosure Interpretations, Question 139.26, which can be found on our website.

Summary Compensation Table, page 86

4.   Please revise the summary compensation table such that the amount reflected in the total column is the sum of all amounts reported in other columns. Refer to Item 402(n)(2)(x) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 89

5.   We note your response to comment 21 in our letter dated March 22, 2013, and we partially reissue the comment. For the H.D.D. LLC Operating Agreement, the Exchange Agreement, the Tax Receivable Agreement, and the Tasting Room and Winery Lease, please disclose the name(s) of the related person(s) and the basis on which each person is a related person.

Notes to the Consolidated Financial Statements

14. Segment and Other Information, page F-26

6.   We note in your response that you state your Chief Operating Decision Maker ("CODM") does not regularly review the disaggregated financial statements of the Wholesale and Direct sales distribution networks; however, we note Sales and Costs of Goods Sold is presented on a disaggregated level in the CODM package you provided in response to our comment. As such, we continue to believe your distribution networks qualify as separate operating segments under the guidance of FASB ASC 280 and we do not believe these operating segments meet the aggregation criteria. Please revise to include the disclosures required by FASB ASC 280-10-50. Additionally, please ensure to expand Management's Discussion and Analysis to analyze sales, profitability and the cash needs of each segment.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Anna T. Pinedo, Esq.
        Morrison & Foerster LLP